

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 16, 2021

Domenic Della Penna
Chief Financial Officer
Venus Concept Inc.
235 Yorkland Blvd. Suite 900
Toronto, Ontario M2J 4Y8

> **Re: Venus Concept Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2020**
> **Filed March 29, 2021**
> **File No. 001-38238**

Dear Mr. Della Penna:

We have limited our review of your filing to the financial statements and related disclosures and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this comment, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2020

Exhibits

1.	We note that your certification filed on Exhibit 31.1 was signed by your Chief Financial Officer rather than your Chief Executive Officer. Please file an amended Form 10-K to revise this certification accordingly. Refer to Item 601(B)(31) of Regulation S-K.

In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Eric Atallah at (202) 551-3663 or Tara Harkins, Senior Accountant, at (202) 551-3639 with any questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences